# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Constellation Brands, Inc., CIK 0000016918
CUSIP: 21036P108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 EAST BROAD STREET, ROCHESTER, New York (NY), 14614
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 12,009,000; sole dispositive power 0; shared dispositive power 12,009,000; aggregate amount beneficially owned 12,009,000 (6.6% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 12,009,000; sole dispositive power 0; shared dispositive power 12,009,000; aggregate amount beneficially owned 12,009,000 (6.6% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 11,609,000; sole dispositive power 0; shared dispositive power 11,609,000; aggregate amount beneficially owned 11,609,000 (6.4% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 11,609,000; sole dispositive power 0; shared dispositive power 11,609,000; aggregate amount beneficially owned 11,609,000 (6.4% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 11,609,000; sole dispositive power 0; shared dispositive power 11,609,000; aggregate amount beneficially owned 11,609,000 (6.4% of the class)
- Precision Castparts Corp. Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Constellation Brands, Inc.
Address of issuer's principal executive offices: 50 EAST BROAD STREET, ROCHESTER, New York, 14614

## Item 2. Person Filing
Name of person filing: Warren E. Buffett; Berkshire Hathway Inc.; National Indemnity Company; GEICO Corporation; Government Employees Insurance Company; Precision Castparts Corporation Master Trust
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, NE 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

National Indemnity Company
1314 Douglas Street
Omaha, NE 68102

GEICO Corporation
One GEICO Plaza
Washington, DC 20076

Government Employees Insurance Company
One GEICO Plaza
Washington, DC 20076

Precision Castparts Corp. Master Trust
5885 Meadows Road
Lake Oswego, OR 97035
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (Delaware); National Indemnity Company (Nebraska); GEICO Corporation (Delaware); Government Employees Insurance Company (Nebraska); Precision Castparts Corp. Master Trust (Delaware)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (05/15/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (05/15/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2025)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2025)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2025)
- Precision Castparts Corp. Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2025)